                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                        (AMENDMENT NO. ________________)*


                                  MOSSIMO, INC.
           --------------------------------------------------------
                                (NAME OF ISSUER)


                                  COMMON STOCK
           --------------------------------------------------------
                         (TITLE OF CLASS OF SECURITIES)


                                   619696 10 7
           --------------------------------------------------------
                                 (CUSIP NUMBER)

                                 EDWIN H. LEWIS
                                       AND
                                MOSSIMO GIANNULLI
                                C/O MOSSIMO, INC.
                           2450 WHITE ROAD, 2ND FLOOR
                            IRVINE, CALIFORNIA 92614
                            TEL. NO.: (949) 797-0200
           --------------------------------------------------------
          (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
                    TO RECEIVE NOTICES AND COMMUNICATIONS)

                                 WITH A COPY TO:

      DAVID A. KRINSKY, ESQ.                             CARY K. HYDEN, ESQ.
      O'MELVENY & MYERS LLP                                LATHAM & WATKINS
     610 NEWPORT CENTER DRIVE                           650 TOWN CENTER DRIVE
            SUITE 1700                                     TWENTIETH FLOOR
  NEWPORT BEACH, CALIFORNIA 92660             COSTA MESA, CALIFORNIA 92626-1925

                                NOVEMBER 30, 1998
           --------------------------------------------------------
            (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: [ ]

   Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

   *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject of class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 619696 10 7
          -----------


-------------------------------------------------------------------------------
(1)      NAME OF REPORTING PERSON

                  Edwin H. Lewis

         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

                  Inapplicable.
-------------------------------------------------------------------------------
(2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a)      [   ]
                                                             (b)      [ x ]
-------------------------------------------------------------------------------
(3)      SEC USE ONLY

-------------------------------------------------------------------------------
(4)      SOURCE OF FUNDS
                  OO
-------------------------------------------------------------------------------
(5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                     [ ]
-------------------------------------------------------------------------------
(6)      CITIZENSHIP OR PLACE OF ORGANIZATION

                  U.S.A.
-------------------------------------------------------------------------------
                                     (7)    SOLE VOTING POWER
                                            5,186,111
NUMBER OF                           -------------------------------------------
SHARES                               (8)     SHARED VOTING POWER
BENEFICIALLY                                -0-   See Items 4 and 5
OWNED BY                            -------------------------------------------
EACH                                 (9)    SOLE DISPOSITIVE POWER
REPORTING                                   5,186,111
PERSON                              -------------------------------------------
WITH                                (10)    SHARED DISPOSITIVE POWER
                                            -0-   See Items 4 and 5
-------------------------------------------------------------------------------
(11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         5,186,111
-------------------------------------------------------------------------------
(12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES   See Items 4 and 5                                 [X]
-------------------------------------------------------------------------------
(13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         34.5%
-------------------------------------------------------------------------------
(14)     TYPE OF REPORTING PERSON
         IN
-------------------------------------------------------------------------------

CUSIP NO. 619696 10 7
          -----------

-------------------------------------------------------------------------------
(1)      NAME OF REPORTING PERSON

                  Mossimo Giannulli

         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

                  Inapplicable.
-------------------------------------------------------------------------------
(2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a)      [   ]
                                                               (b)      [ x ]
-------------------------------------------------------------------------------
(3)      SEC USE ONLY

-------------------------------------------------------------------------------
(4)      SOURCE OF FUNDS

                  OO
-------------------------------------------------------------------------------
(5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                     [ ]
-------------------------------------------------------------------------------
(6)      CITIZENSHIP OR PLACE OF ORGANIZATION

                  U.S.A.
-------------------------------------------------------------------------------
                                     (7)    SOLE VOTING POWER
                                            5,186,111
NUMBER OF                           -------------------------------------------
SHARES                               (8)    SHARED VOTING POWER
BENEFICIALLY                                -0-   See Items 4 and 5
OWNED BY                            -------------------------------------------
EACH                                 (9)    SOLE DISPOSITIVE POWER
REPORTING                                   4,186,111   See Items 4 and 5
PERSON                              -------------------------------------------
WITH                                (10)    SHARED DISPOSITIVE POWER
                                            -0-   See Items 4 and 5
-------------------------------------------------------------------------------
(11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         5,186,111
-------------------------------------------------------------------------------
(12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES   See Items 4 and 5                                 [X]
-------------------------------------------------------------------------------
(13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         34.5%
-------------------------------------------------------------------------------
(14)     TYPE OF REPORTING PERSON

         IN
-------------------------------------------------------------------------------

ITEM 1.  SECURITY AND ISSUER

          This statement relates to the Common Stock (the "Common Stock") of Mossimo, Inc., a Delaware corporation (the "Company"), having its principal executive offices at 2450 White Road, 2nd Floor, Irvine, California 92614.

ITEM 2.  IDENTITY AND BACKGROUND

          (a) This Schedule 13D is filed on behalf of Mossimo Giannulli ("Giannulli") and Edwin H. Lewis ("Lewis" and, together with Giannulli, the "Reporting Persons").

          (b) The business address of each Reporting Person is c/o Mossimo, Inc., 2450 White Road, 2nd Floor, Irvine, California 92614.

          (c) The present principal occupation of Giannulli is Chairman of the Board of the Company and of Lewis is Chief Executive Officer, President and Director of the Company.

          (d) Neither of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) Neither of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

          (f) Each of the Reporting Persons is a citizen of the United States of America.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

          This Schedule 13D is filed by Lewis and Giannulli to report their execution of and agreement to be bound by a Stockholders Agreement dated November 30, 1998 among Lewis, the Company and Giannulli, which is described in Item 4 set forth below. As a result of the execution of the Stockholders Agreement, Lewis and Giannulli may be deemed to constitute a group for purposes of Section 13(d) of the Securities Exchange Act of 1934 , as amended.

          This Schedule 13D is also filed by Giannulli to report a decrease in his beneficial ownership of shares of Common Stock, as a result of his agreement to vote certain shares as directed by Lewis and to contribute these shares to the Company, as described in Item 4 set forth below. Giannulli's beneficial ownership decreased from 10,372,222 shares, or 69.1% of the outstanding shares of Common Stock, to 5,186,111 shares or 34.5% of the outstanding shares of

Common Stock. This Schedule 13D amends the Schedule 13G previously filed by Giannulli on February 13, 1997.

          This Schedule 13D is also filed by Lewis to report his acquisition of beneficial ownership of 5,186,111 shares of Common Stock of the Company, representing 34.5% of the outstanding Common Stock. These shares are represented by immediately exercisable options granted to Lewis by the Company. These options may be exercised through a cash payment or delivery of shares of Common Stock that have been owned by Lewis for at least six months. Lewis has the right immediately to direct the voting of these shares, as more fully discussed in
Item 4 below.

ITEM 4.  PURPOSE OF TRANSACTION

          On November 30, 1998, the Board of Directors of the Company approved the appointment of Lewis as Chief Executive Officer ("CEO"), President and Director of the Company, effective on December 1, 1998.

          On November 30, 1998, Lewis accepted his appointment as CEO, President and Director of the Company, effective on December 1, 1998. In consideration of the foregoing, the Company and Lewis entered into (i) a Nonqualified Stock Option Agreement dated as of November 30, 1998, pursuant to which the Company granted Lewis an immediately exercisable option to purchase up to 5,152,778 shares of the Company's Common Stock, par value $.001 per share (the "Common Stock"), at a purchase price of $3.00 per share (I.E., the fair market value of the Common Stock on the date of grant); (ii) an Incentive Stock Option Agreement dated as of November 30, 1998, pursuant to which the Company granted Lewis an immediately exercisable option to purchase up to 33,333 shares of Common Stock at a purchase price of $3.00 per share; (iii) a Nonqualified Performance Stock Option Agreement dated as of November 30, 1998, pursuant to which the Company granted Lewis an option to purchase up to 966,667 shares of Common Stock at a purchase price of $3.00 per share, with such options vesting on November 30, 2005, subject to accelerated vesting upon the happening of certain events relating in part to the Common Stock price; and (iv) a Performance Incentive Stock Option Agreement dated as of November 30, 1998, pursuant to which the Company granted Lewis an option to purchase 33,333 shares of Common Stock at a purchase price of $3.00 per share, with such options vesting on November 30, 2005, subject to accelerated vesting upon the happening of certain events relating in part to the Common Stock price (together, the "Stock Option Agreements"). As a result of the option grants under the Stock Option Agreements, Lewis is deemed to be the beneficial owner (as defined in Rule 13d-3(d)(1) of the Securities Exchange Act of 1934, as amended) of 5,186,111 shares of Common Stock, representing 34.5% of the outstanding shares of Common Stock.

          In connection with the execution of the Stock Option Agreements, the Company and Giannulli entered into (i) a Contribution Agreement dated as of November 30, 1998, pursuant to which Giannulli has agreed to contribute to the Company a number of shares of Common Stock equal to the aggregate number of shares of Common Stock to be issued by the Company upon Lewis' exercise of the options contemplated by the Stock Option Agreements and (ii) an Escrow Agreement dated as of November 30, 1998, pursuant to which Giannulli agreed to place 6,186,111 shares of Common Stock in an escrow account pending Lewis' exercise of the options contemplated by the Stock Option Agreements (together, the "Funding Agreements"). Giannulli entered into the Funding Agreements for no consideration payable by the Company.

          The options contemplated by the Nonqualified Stock Option Agreement and the Nonqualified Performance Stock Option Agreement will expire upon the earlier of (i) November 30, 2018 and (ii) one year from the date of the death of Lewis. The options contemplated by the Incentive Stock Option Agreement and the Performance Incentive Stock Option Agreement will expire upon the earlier of (i) November 30, 2008 and (ii) one year from the date of the death of Lewis. Pursuant to the terms of the Escrow Agreement, if any options contemplated by the Stock Option Agreements expire, shares of Common Stock underlying the options will revert back to Giannulli. The Escrow Agreement provides that (i) dividends (other than stock dividends) made in respect of the Lewis Escrowed Shares (defined as the number of shares of Common Stock equal to (A) the number of escrowed shares of Common Stock underlying the Nonqualified Stock Option Agreement and the Incentive Stock Option Agreement, less (B) the number of shares of Common Stock issued to Lewis upon exercise of the options governed by the Nonqualified Performance Stock Option Agreement and the Performance Incentive Stock Option Agreement, and subsequently transferred to a third party ("Disqualified Shares")) shall be released to Lewis and (ii) dividends (other than stock dividends) made in respect of the Giannulli Escrowed Shares (defined as the number of shares of Common Stock equal to the total number of escrowed shares, less the Lewis Escrowed Shares) shall be released to Giannulli.

          On November 30, 1998, Lewis and Giannulli entered into a Stockholders Agreement which provides for certain rights and restrictions with respect to Lewis' and Giannulli's ownership interests in the Company and certain covenants relating to the corporate governance of the Company. The key provisions of the Stockholders Agreement are as follows:

          BOARD PARTICIPATION. The Board of Directors of the Company, which currently consists of four Directors (Giannulli, Lewis, John Stafford and Robert Martini), will be re-structured to consist of five Directors. The fifth Director will be designated by the Nominating Committee of the Board, which is comprised of Giannulli and Lewis. Each of Giannulli and Lewis will be entitled unilaterally to nominate for election one member of the Board until his death or such time as he does not own at least 10% of the outstanding Common Stock (a "Termination Event"). Accordingly, until a Termination Event, at each election of Directors in which the term of a Director nominated by Lewis or Giannulli expires, Lewis or Giannulli, as applicable, will be entitled to nominate one Director. Until a Termination Event, Giannulli and Lewis will continue to be the sole members of the Nominating Committee of the Board and, in such capacity, they will jointly nominate the other members of the Board. In the event Giannulli and Lewis cannot agree on joint nominees, such joint nominations will be made by the entire Board.

          VOTING RIGHTS. Each of Giannulli and Lewis will vote his shares of Common Stock in his sole and absolute discretion, except that, subject to certain termination events, (i)

Lewis will vote a number of shares of Common Stock equal to the number of Lewis Escrowed Shares, (ii) Giannulli will vote a number of shares of Common Stock equal to the number of Giannulli Escrowed Shares, (iii) Lewis will vote the number of shares of Common Stock issued upon exercise of the Nonqualified Performance Incentive Stock Option Agreement less the number of Disqualified Shares in accordance with Giannulli's instructions; and (iv) each of Giannulli and Lewis will vote one-half of the shares of Common Stock he acquires after November 30, 1998 in accordance with the other's instructions. The intent of these provisions is to equalize the voting power of Giannulli and Lewis except to the extent that either one of them transfers his shares to a third party. Therefore, after giving effect to these provisions, subject to certain termination events, until Giannulli or Lewis transfers his shares to a third party, each of Giannulli and Lewis will have the right to vote 5,186,111 shares, or 34.5% of the outstanding shares of Common Stock. In the event of the death or mental disability of either Giannulli or Lewis, each Successor (defined as an heir of the deceased party or a transferee of an heir receiving greater than 5% of the outstanding voting securities of the Company) shall vote the deceased party's voting securities in accordance with the directions of whichever of Giannulli or Lewis is the survivor, and, in the absence of such instructions, shall not vote such securities. Giannulli and Lewis have also agreed to vote in favor of each other's Board nominees, and to vote in favor of the Mossimo, Inc. Stock Option Plan for Lewis at the next annual meeting of stockholders.

          STANDSTILL PROVISIONS. Until such time as either Giannulli or Lewis dies or does not beneficially own at least 10% of the outstanding shares of Common Stock, or until certain other termination events occur (a "Standstill Termination Event"), neither Giannulli nor Lewis will be permitted, without the consent of the other, to seek representation on the Board, other than as described in the Stockholders Agreement, or to form a group with other stockholders of the Company for the purpose of acquiring, holding, voting or disposing of voting securities of the Company.

          RESTRICTIONS ON TRANSFER. Until the earlier of a Standstill Termination Event or November 30, 2000, neither Giannulli nor Lewis will be permitted to transfer his shares to a third party, subject to certain exceptions, including sales pursuant to Rule 144 under the Securities Act of 1933, as amended. Thereafter, neither party may transfer more than 5% of the outstanding shares of Common Stock to a competitor of the Company without the consent of 60% of the Board of Directors of the Company. Giannulli is also prohibited from transferring the 6,186,111 shares of Common Stock subject to the Escrow Agreement except to the Company in accordance with the Contribution Agreement.

          RIGHT OF FIRST REFUSAL. Each of Giannulli and Lewis will have a right of first refusal to purchase the other's shares in the event of a proposed sale of such shares to a third party, subject to certain exceptions. To exercise this right, Giannulli or Lewis must purchase the shares on the same terms offered by the third party.

          RIGHT OF INCLUSION. If either Giannulli or Lewis (the "Selling Party") proposes to sell shares representing more than 5% of the outstanding Common Stock to a third party, the Selling Party must allow the other party the opportunity to sell one-half of the shares in the transaction. For example, if a third party offers to purchase two million shares of Common Stock from Giannulli, Giannulli must cause the third party to offer to purchase one million shares of Common Stock from each of Giannulli and Lewis.

          Other than as described in the preceding paragraphs or as incident to their positions in the Company, including their position on the Nominating Committee and the Company's need to identify a qualified candidate to fill the current vacancy on the Board, the Reporting Persons have no present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of the Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

          (a) Giannulli beneficially owns 5,186,111 shares of Common Stock, which represent approximately 34.5% of the outstanding shares of Common Stock.

               Lewis beneficially owns 5,186,111 shares of Common Stock, representing approximately 34.5% of the outstanding shares of Common Stock.

               The foregoing report of Common Stock excludes shares of Common Stock that each of the Reporting Persons may be deemed to beneficially own as a result of the terms of the Stockholders Agreement. Lewis' and Giannulli's agreement to vote their respective shares of Common Stock for the other's Board nominee may be deemed to create voting power that is shared by the Reporting Persons. As a result, each of Lewis and Giannulli would be deemed to beneficially own and have shared voting power as to 10,372,222 shares or 69.1% of the outstanding shares of Common Stock. Each Reporting Person, however, disclaims beneficial ownership of any shares of Common Stock other than the 5,186,111 shares of Common Stock which he has the sole power to vote.

          (b) Pursuant to the terms of the Stockholders Agreement, until certain termination events have occurred, Giannulli has the sole power to vote or to direct the vote of 5,186,111 shares and the sole power to dispose or to direct the disposition of 4,186,111 shares.

               Pursuant to the terms of the Stockholders Agreement, until certain termination events have occurred, Lewis has the sole power to vote or to direct the vote of 5,186,111 shares and the sole power to dispose or to direct the disposition of 5,186,111 shares.

               The foregoing report of Common Stock excludes shares of Common Stock that each of the Reporting Persons may be deemed to beneficially own as a result of the terms of the Stockholders Agreement. Lewis' and Giannulli's agreement to vote their respective shares of Common Stock for the other's Board nominee may be deemed to create voting power that is shared by the Reporting Persons. As a result, each of Lewis and Giannulli would be deemed to beneficially own and have shared voting power as to 10,372,222 shares or 69.1% of the outstanding shares of Common Stock. Each Reporting Person, however, disclaims beneficial ownership of the shares of Common Stock beneficially owned by the other Reporting Person.

          (c) Neither Reporting Person has effected any transactions in any shares of Common Stock of the Company during the past 60 days.

          (d) Other than the Reporting Persons, no person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by the Reporting Persons.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

          Reference is hereby made to the discussion of the material terms of the Stock Option Agreements, Contribution Agreement, Escrow Agreement and Stockholders Agreement in Item 4.

          The Company has also agreed to enter into registration rights agreements with Lewis and Giannulli with respect to the shares of Common Stock owned by Giannulli and the shares of Common Stock underlying the Stock Option Agreements.

          The foregoing summary of the transactions and agreements described above does not purport to be complete and is qualified in its entirety by reference to the exhibits which are incorporated by reference herein.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

     Exhibit 1  Stockholders Agreement dated as of November 30, 1998, between
                Mossimo Giannulli, Edwin H. Lewis and Mossimo, Inc.*

     Exhibit 2  The Mossimo, Inc. Stock Option Plan for Edwin Lewis.*

     Exhibit 3  Nonqualified Stock Option Agreement dated as of November 30,
                1998,* between Mossimo, Inc. and Edwin H. Lewis.

     Exhibit 4  Incentive Stock Option Agreement dated as of November 30,
                1998,* between Mossimo, Inc. and Edwin H. Lewis.

     Exhibit 5  Nonqualified Performance Stock Option Agreement dated as of
                November 30, 1998, between Mossimo, Inc. and Edwin H. Lewis.*

     Exhibit 6  Performance Incentive Stock Option Agreement dated as of
                November 30, 1998, between Mossimo, Inc. and Edwin H. Lewis.*

     Exhibit 7  Contribution Agreement dated as of November 30, 1998, between
                Mossimo, Inc. and Mossimo Giannulli.*

     Exhibit 8  Form of Escrow Agreement dated as of November 30, 1998, between
                Mossimo, Inc., Mossimo Giannulli, and the custodian thereunder.*

     Exhibit 9  Joint Filing Agreement, dated December 9, 1998.

------------------
* Incorporated by reference to the Company's Form 8-K filed with the Securities and Exchange Commission on December 8, 1998.

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that this statement is true, complete and correct.

         Dated:  December 9, 1998


                                        /s/ MOSSIMO GIANNULLI
                                        -------------------------------------
                                        Mossimo Giannulli


                                        /s/ EDWIN H. LEWIS
                                        -------------------------------------
                                        Edwin H. Lewis





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